EXHIBIT 2.11
James Hardie — Form of 364-day Facility Agreement
Extension Request (clause 5.2)
To: (Financier) #1#
Date: #2# June 2008
Revised Extension Request — James Hardie — 364-day Facility Agreement dated #3# June 2005 between James Hardies International Finance BV (“Borrower” and “Obligors’ Agent”) and #1# (“Financier”) (“Facility Agreement”)
In accordance with clause 5.2 (“Extension of Maturity Date”) of the Facility Agreement, the Obligors’ Agent requests as follows:
We request that the Maturity Date under the Facility Agreement in respect of US$#4# be extended to a date 182 days after the current Maturity Date under the Facility Agreement.
After discussions between the Obligors’ Agent and the Financier, although not provided for in the Facility Agreement, a revised margin (“Revised Margin”) of #5#% per annum has been agreed to apply as set out below.
On acceptance of this Extension Request:
•	The Facility Limit applicable from the current Maturity Date will be US#4#.

•	The new Maturity Date will be 11 June 2009.

•	The Revised Margin of #5#% per annum will only apply from the current Maturity Date (#6# December 2008) to the new Maturity Date (11 June 2009). At the new Maturity Date (11 June 2009) the margin will revert to the Margin stated in the Details of the Facility Agreement, unless otherwise agreed between us.

•	The Commitment Fee will be #7# per annum (being #8#% of the applicable margin)

•	No Extension Fee is payable in connection with this Extension Request.
Yours faithfully

[Name of person] being an Authorised Officer of	[Name of person] being an Authorised Officer of
James Hardie International Finance BV
as Obligors’ Agent (with corporate seat in Amsterdam)
We agree to extend the maturity Dare for the requested Facility Limit in accordance with the above notice.
Signed for the Financier on                                          by:

                                         being an Authorise Officer of the Financier #1#
(print name)